Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-153640
First Niagara Financial Group, Inc.
Pricing Term Sheet

Issuer:	First Niagara Financial Group, Inc.
Ratings (Moody’s/S&P/Fitch):	Baa1/BBB-/BBB
Principal Amount:	$300,000,000
Maturity Date:	March 19, 2020
Coupon:	6.750%
Benchmark Treasury:	3.625% due February 2020
Benchmark Treasury Spot and Yield	99-16+; 3.683%
Spread to Benchmark Treasury:	+306.7 basis points
Price to Public:	100% of face amount
Yield to Maturity:	6.750%
Proceeds to Issuer (before	$300,000,000
underwriting discount and expenses):
Payment Frequency:	Semi-Annually
Interest Payment Dates:	March 19 and September 19, commencing
September 19, 2010
Make-whole call:	T + 45 basis points
Trade Date:	March 16, 2010
Settlement Date:	March 19, 2010 (T+3)
Denominations:	$2,000 x $1,000
CUSIP/ISIN:	33582VAB4 / US33582VAB45
Joint Bookrunners:	J.P. Morgan Securities Inc.
Goldman, Sachs & Co.
Co-Managers:	Janney Montgomery Scott LLC
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533 or Goldman, Sachs & Co. at 1-866-471-2526.